UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2009
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M 6-K

for the quarter
ended September 30 of
Fiscal Year 2009

ITEM 1. FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS—U.S. GAAP

SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

	September 30, 2009 (Unaudited)	December 31, 2008 (Audited)
	(Thousands of Euro)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	€331,199	€288,450
Marketable securities	30,786	23,550
Accounts receivable—net	632,806	630,018
Sales and income taxes receivable	34,965	151,609
Inventories—net	524,565	570,987
Prepaid expenses and other	143,597	144,054
Deferred tax assets—current	98,683	131,907

Total current assets	1,796,601	1,940,575

PROPERTY, PLANT AND EQUIPMENT—net	1,127,053	1,170,698

OTHER ASSETS
Goodwill	2,653,894	2,694,774
Intangible assets—net	1,152,751	1,234,030
Investments	46,890	5,503
Other assets	160,476	176,199
Deferred tax assets—non-current	97,555	83,447

Total other assets	4,111,567	4,193,952

TOTAL ASSETS	€7,035,221	€7,305,225

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	€362,150	€432,465
Current portion of long-term debt	247,831	286,213
Accounts payable	351,635	398,080
Accrued expenses:
• payroll and related	150,876	131,261
• customers' right of return	30,702	31,363
• other	290,091	276,387
Income taxes payable	19,096	18,353

Total current liabilities	1,452,381	1,574,121
LONG-TERM DEBT	2,135,296	2,519,289
LIABILITY FOR TERMINATION INDEMNITIES	55,151	55,522
DEFERRED TAX LIABILITIES—NON-CURRENT	212,872	233,551
OTHER LONG-TERM LIABILITIES	325,034	368,821

Total liabilities	4,180,734	4,751,304

COMMITMENTS AND CONTINGENCIES
EQUITY
Capital stock par value Euro 0.06—463,963,833 and 463,368,233 ordinary shares authorized and issued at September 30, 2009 and December 31, 2008, respectively; 457,403,151 and 456,933,447 shares outstanding at September 30, 2009 and December 31, 2008, respectively	27,838	27,802
Additional paid-in capital	320,060	301,529
Retained earnings	3,069,074	2,789,894
Accumulated other comprehensive loss	(545,545)	(542,646)

Total	2,871,427	2,576,580
Less—treasury shares at cost; 6,560,682 shares at September 30, 2009 and 6,434,786 at December 31, 2008	72,080	69,987

Total Luxottica Group stockholders' equity	2,799,347	2,506,593
Noncontrolling interest	55,140	47,328

TOTAL EQUITY	2,854,487	2,553,921

TOTAL	€7,035,221	€7,305,225

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME—U.S. GAAP

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

	2009	2008
	(Thousands of Euro)(1)

NET SALES	€3,937,233	€3,965,136
COST OF SALES	1,355,551	1,313,327

GROSS PROFIT	2,581,681	2,651,809

OPERATING EXPENSES:
Selling and advertising	1,600,965	1,590,963
General and administrative	474,400	428,531

Total	2,075,365	2,019,495

INCOME FROM OPERATIONS	506,317	632,314

OTHER INCOME (EXPENSE):
Interest income	4,322	9,881
Interest expense	(69,265)	(100,015)
Other—net	(1,891)	(4,110)

Other income (expense)—net	(66,834)	(94,244)

INCOME BEFORE PROVISION FOR INCOME TAXES	439,482	538,070
PROVISION FOR INCOME TAXES	149,325	184,289

NET INCOME	290,157	353,781
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	10,977	12,884

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	€279,180	€340,897

BASIC EARNINGS PER SHARE (ADS):	€0.61	€0.75

FULLY DILUTED EARNINGS PER SHARE (ADS):	€0.61	€0.74

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	457,108.2	456,478.6
Diluted	457,651.5	457,937.0

(1)
Amounts in thousands except per share data.

See Condensed Notes to Consolidated Financial Statements

 STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME—U.S. GAAP

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

	2009	2008
	(Thousands of Euro)

NET INCOME	€290,157	€353,781
Other comprehensive income, net of taxes
Adjustment to pension liability, net of taxes	2,006	1,064
Change in fair value of derivative instruments, net of taxes	6,120	(9,237)
Translation adjustment	(11,661)	20,363
Unrealized loss on available for sale securities, net of taxes		(33)

Comprehensive income	€286,622	€365,938

Comprehensive income attributable to noncontrolling interest	(10,341)	(17,499)

Comprehensive income attributable to the Luxottica Group Stockholders	€276,281	€348,439

See Condensed Notes to Consolidated Financial Statements

 STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY—U.S. GAAP

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 (UNAUDITED)

	Luxottica Group Stockholders
	Common Stock
			Additional Paid-in Capital		Accumulated Other Comprehensive Loss				Total Consolidated Equity
	Number of Shares	Amount		Retained Earnings		Treasury Shares	Noncontrolling Interest	Comprehensive Income
	(Thousands of Euro)

BALANCES, January 1, 2009	463,368,233	27,802	301,529	2,789,894	(542,646)	(69,987)	47,328		2,553,921
Exercise of stock options	595,600	36	6,677						6,713
Translation adjustment					(11,025)		(636)	(11,661)	(11,661)
Non-cash stock-based compensation			11,854						11,854
Adjustment to pension liability, net of taxes					2,006			2,006	2,006
Change in fair value of derivative instruments, net of taxes					6,120			6,120	6,120
Investment in treasury Shares						(2,093)			(2,093)
Dividends declared							(2,529)		(2,529)
Net income				279,180			10,977	290,157	290,157

BALANCES, September 30, 2009	463,963,833	27,838	320,060	3,069,074	(545,545)	(72,080)	55,140	286,622	2,854,487

See Condensed Notes to Consolidated Financial Statements

 STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

	2009	2008
	(Thousands of Euro)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	€290,157	€353,781

Adjustments to reconcile net income to net
cash provided by/(used in) operating activities:
Non-cash stock-based compensation	11,854	12,869
Depreciation and amortization	214,578	196,307
Deferred income taxes	7,187	(12,632)
Net loss on assets sales and other	7,056	10,437
Termination indemnities matured during the period—net	(730)	(82)
Changes in operating assets and liabilities, net of acquisitions of businesses:
Accounts receivable	3,349	18,815
Prepaid expenses and other	132,295	47,920
Inventories	43,137	(26,276)
Accounts payable	(41,050)	(81,409)
Accrued expenses and other	(16,037)	(52,902)
Accrual for customers' right of return	112	4,069
Income taxes payable	573	24,148

Total adjustments	362,325	141,264

Net cash provided by operating activities	€652,482	€495,045

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 (UNAUDITED)

	2009	2008
	(Thousands of Euro)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions(1)	€(141,832)	€(221,750)
Increase in investments	(20,684)
Purchases of businesses, net of cash acquired	(4,735)	(8,078)
Proceeds from sales of activities—net		5,749
Increase in intangible assets	(127)	(13,800)

Net cash used in investing activities	(167,379)	(237,879)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	535,000	806,748
Repayments	(912,688)	(831,499)
Investment in treasury shares	(2,093)
Decrease in overdraft balances	(66,258)	(7,742)
Exercise of stock options	6,713	5,374
Dividends	(2,529)	(223,617)

Net cash (used in)/provided by financing activities	(441,855)	(250,736)

CHANGE IN CASH AND CASH EQUIVALENTS	43,249	6,430
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	288,450	302,894
Effect of exchange rate changes on cash and cash equivalents	(500)	(4,275)

CASH AND CASH EQUIVALENTS, END OF PERIOD	€331,199	€305,049

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	€64,738	€83,357
Cash paid/(received) during the period for income taxes	€16,886	€150,716
Property and equipment purchases in accounts payable	€951	€468

(1)
Additions, excluding the change in accounts payable related to Property, Plant & Equipment, are Euro 131.1 million and Euro 195.4 million as of September 30, 2009 and 2008 respectively.

See Condensed Notes to Consolidated Financial Statements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.  BASIS OF PRESENTATION

        The accompanying consolidated balance sheet as of September 30, 2009 and the related statements of consolidated income and cash flows for the nine months ended September 30, 2009 and 2008, the statement of consolidated comprehensive income for the nine months ended September 30, 2009 and 2008 and the statement of consolidated stockholders' equity for the nine months ended September 30, 2009 of Luxottica Group S.p.A. (the "Company", and together with its subsidiaries the "Group") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information and are derived from unaudited financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of September 30, 2009 and 2008 and for the nine months ended September 30, 2009 and 2008, have been made.

        The interim consolidated financial statements should be read in conjunction with the Group's audited consolidated financial statements as of and for the year ended December 31, 2008. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accounting policies have been consistently applied by the Group and are consistent with those applied in the Group's annual report on Form 20-F for its fiscal year ended December 31, 2008. The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of the operating results for the full year.

        The December 31, 2008 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Group believes that the disclosures are adequate to make the information presented not misleading.

        The presentation of certain prior year information has been reclassified to conform to the current year presentation.

        In accordance with new Accounting Standards Codification ("ASC") No. 855, the Company evaluated subsequent events through December 21, 2009, the date that the Company's financial statements for the quarter ended September 30, 2009 were available to be issued.

2.  INVENTORIES

        Inventories consisted of the following (in thousands of Euro):

	September 30, 2009	December 31, 2008

Raw materials and packaging	€101,831	€112,693
Work in process	52,256	48,013
Finished goods	458,306	475,369
Less: inventory obsolescence reserves	(87,828)	(65,088)

Total	€524,565	€570,987

3.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

4.  STOCK OPTION AND PERFORMANCE PLANS

        Options to purchase an aggregate of 17,654,500 ordinary shares of the Group were outstanding at September 30, 2009. Outstanding options granted under the Group's Stock Option Plans (10,439,500 ordinary shares) become exercisable in one of the following methods: (i) three equal annual installments beginning on the first anniversary of the grant date; (ii) two equal installments on the second and third anniversary of the grant date; or (iii) 100 percent on the third anniversary of the grant date. All options expire on or before May 7, 2018. During the first nine months of 2009, 560,600 options were exercised.

        Performance-based options granted in 2004 under the 2004 Stock Option Plan (1,000,000 ordinary shares originally granted) became exercisable on January 31, 2007. During the first nine months of 2009, 35,000 options from this grant were exercised. As of September 30, 2009, 415,000 options were outstanding.

        On September 14, 2004, the Group announced that its majority stockholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.a.r.l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Group's authorized and issued share capital, to a stock option plan for top management of the Group. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006 and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During the first nine months of 2009, no options from this grant were exercised. As of September 30, 2009, 9.2 million options were outstanding.

        In May 2008, a Performance Shares Plan for top managers within the Group as identified by the Board of Directors of the Group (the "Board") (the "2008 PSP") was adopted. The 2008 PSP is intended to strengthen the loyalty of the Group's key employees and to recognize their contribution to the Group's success on a medium-to long-term basis. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain Group performance targets to be determined by the Board. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP's beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares. On May 13, 2008, the Board granted 1,203,600 rights to receive ordinary shares. As of September 30, 2009, there were 1,125,600 rights outstanding.

        Pursuant to the PSP plan adopted in 2008, on May 7, 2009, the Board of Directors granted certain of our key employees 1,435,000 rights to receive ordinary shares ("PSP 2009").

        On the same day, the Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the stock option grants approved in 2006 and 2007 and held options with an exercise price, considering market conditions and the financial crisis, at such time that was undermining the performance incentives that typically form the foundation of these plans. The Board of Directors therefore approved the grant of new options to the beneficiaries of the abovementioned stock option grants, which will be exercisable — conditional upon the surrender of the options granted in 2006 and/or 2007 — at an exercise price determined pursuant to the provisions of the 2001 and 2006 Stock Option Plans and, therefore, consistent with the market values of Luxottica shares on the date of grant of the new options. The new options will vest after three years in 2012, while the original options would have vested in 2009 and 2010 for the 2006 and 2007 Stock Option Plans, respectively.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

4.  STOCK OPTION AND PERFORMANCE PLANS (Continued)

        In connection with the reassignment of options to employees not domiciled in the United States:

          (1)   85 employee-beneficiaries of the 2006 and 2007 stock option grants surrendered the options previously granted to them under the above-mentioned grants in order to be assigned new options granted by the Board of Directors on May 7, 2009. Each such beneficiary was assigned options granting the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the above-mentioned grants, for a total amount of 2,060,000 options. The new options were granted under the 2006 stock option plan at an exercise price of Euro 13.45 per share.

          (2)   10 employee-beneficiaries of the 2006 3-year extraordinary stock option grant surrendered the options previously granted to them under the above-mentioned grant in order to be assigned new options granted by the Board of Directors on May 7, 2009. Each such beneficiary was assigned options granting the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the above-mentioned grant, reduced by 50%, for a total amount of 4,250,000 options. The new performance options were granted under the 2006 stock option plan at an exercise price of Euro 13.45 per share.

        The reassignment of options for employees domiciled in the U.S. was structured as a tender offer. The offer expired on June 12, 2009. All outstanding eligible options that were properly tendered under the reassignment program by eligible employees were accepted.

        Pursuant to the terms of the reassignment program, Luxottica accepted for cancellation options to purchase 3,725,000 ordinary shares, representing approximately 99.6% of the shares underlying all eligible options held by U.S. employees. Of this amount, 825,000 shares were subject to options issued under the 2006 and 2007 stock option grants, while 2,900,000 shares were subject to options issued under the 2006 3-year extraordinary performance stock option grant. Pursuant to the terms and conditions of the reassignment program, on June 12, 2009, Luxottica issued new options to purchase an aggregate of 2,275,000 ordinary shares to U.S. employees who properly tendered eligible options, consisting of options issued under the Luxottica 2001 Stock Option Plan to purchase an aggregate of 825,000 ordinary shares and new performance options issued under the Luxottica 2006 Stock Option Plan to purchase an aggregate of 1,450,000 ordinary shares (equal to half the rights previously granted). As of September 30, 2009, 5,000 of the 825,000 options issued under the Luxottica 2001 Stock Option Plan had been forfeited and all remaining options were outstanding.

        The new options issued under the Luxottica 2001 Stock Option Plan have an exercise price of Euro 15.03 per share. The new performance options issued under the Luxottica 2006 Stock Option Plan have an exercise price of Euro 15.11 per share.

        At the same Board of Directors meeting held on May 7, 2009, a total of 1,050,000 stock options were awarded to the Company's employees and the employees of its subsidiaries. The stock options were awarded under the 2006 Stock Option Plan. As of September 30, 2009, 20,000 of these stock options had been forfeited.

5.  INCOME TAXES

        The Group recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

5.  INCOME TAXES (Continued)

        The aggregate unrecognized tax benefit as of September 30, 2009 is Euro 52.1 million (Euro 58.1 million as of December 31, 2008). The Group does not anticipate the unrecognized tax benefits to change significantly in the twelve-month period ending September 30, 2010.

        The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Group's accrual for penalties and interest related to the uncertain tax benefits noted above, during the six-month period ended September 30, 2009 and 2008, were immaterial. As of September 30, 2009, the Group has recognized a liability for penalties of approximately Euro 3.4 million (Euro 3.6 million as of December 31, 2008) and interest of approximately Euro 8.4 million (Euro 7.5 million as of December 31, 2008).

        The Group's major tax jurisdictions consist of Italy, U.S. and Australia. As of September 30, 2009, tax years that remain subject to examination by the relevant tax authorities are as follows:

Italy	2004 to present
U.S. Federal	2005 to present
Australia	2005 to present

6.  SEGMENTS AND RELATED INFORMATION

        The Group operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

        The following tables summarize the segmental information deemed essential by the Group's management for the purpose of evaluating the Group's performance and for making decisions about future allocations of resources.

        Following several changes over recent years within Luxottica Group's organizational structure described below, management has decided, beginning in 2009, to use a different methodology to review the results of each segment for performance evaluation purposes. In particular, the main changes included:

    •
    the recent integration of Oakley has increased significantly the volume of inter-company transactions from the Manufacturing and Wholesale to the Retail segment, but has diminished the significance of those transactions for evaluating the performance of the Manufacturing and Wholesale segment;

    •
    the increased use of full profitability measures (i.e. adding manufacturing profit to the retail profit) when making decisions regarding product and brand allocation within the Retail Distribution segment.

        Therefore it is the opinion of Management that, for 2009, the prior method for reporting disaggregated information by business segment could not be fully aligned with the current way used to review the information. Accordingly, in 2009 and in compliance with ASC 280 requirements, the Segment Reporting information will change as described below.

        Net sales and income from operations for each reporting segment is calculated as follows:

  1.
  Manufacturing and Wholesale Distribution:

  •
  Net Sales will include sales to third-party customers only; inter-company sales to the Retail Distribution segment will not be included;

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

6.  SEGMENTS AND RELATED INFORMATION (Continued)

    •
    Therefore, Income from Operations will be related to net sales to third-party customers only; the so-called "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment will not be included in this segment;

  2.
  Retail Distribution:

  •
  Net sales to the retail consumers are included;

  •
  Income from Operations will be related to the retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, therefore including the so-called "manufacturing profit" of those sales, no longer reported under the Manufacturing and Wholesale Distribution segment's income from operations;

  3.
  The Inter-Segment Transactions and Corporate Adjustments column was modified as follows:

  •
  Net sales will become inapplicable, since there will be no inter-company sales between the segments. The sum of third-party wholesale sales and retail sales will match the consolidated net sales figures;

  •
  Income from operations will be the sum of the following two different effects, since the profit-in-stock will not be required to be eliminated in consolidation:

  a)
  corporate costs not allocated to a specific segment;

  b)
  amortization of acquired intangible assets.

(In thousands of Euro) Nine months ended September 30,	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-Segment Transactions and Corporate Adjustments	Consolidated

2009
Net sales	1,506,468	2,430,764		3,937,233
Income from Operations	297,127	313,460	(104,270)	506,317
Total assets	1,858,828	1,086,024	4,090,369	7,035,221
2008 adjusted
Net sales	1,632,744	2,332,392		3,965,136
Income from Operations	374,424	342,412	(84,521)	632,314
Total assets	1,899,510	1,180,781	4,193,272	7,273,562
2008 as previously reported
Net sales	1,926,542	2,332,392	(293,798)	3,965,136
Income from Operations	451,392	249,001	(68,078)	632,314
Total assets	2,682,695	1,566,019	3,024,849	7,273,562

7.  COMMITMENTS AND CONTINGENCIES

        The Group becomes involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain proceedings, as disclosed in the Group's Annual Report on Form 20-F for the year ended December 31, 2008, could have a material adverse effect on the Group's business, financial position or future operating results. It is the opinion of management that the Group has meritorious defenses against such claims, which the Group will vigorously pursue.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

8.  NEW ACCOUNTING PRONOUNCEMENTS

        In August 2009, the FASB issued a new standard related to fair value measurements and disclosures and measuring liabilities at fair value, ASU No. 2009-05 "Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value". This standard provides further guidance on how to measure the fair value of a liability including (1) setting forth the types of valuation techniques to be used to value a liability when a quoted price in an active market for the identical liability is not available; (2) clarifying that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability; and (3) clarifying that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. Our adoption of this standard did not have a material effect on our Consolidated Financial Statements.

        In June 2009, the FASB established the Accounting Standards Codification as the single source of authoritative U.S. accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff, ASU No. 2009-01 "Topic 105 — Generally Accepted Accounting Principles — amendments based on the FASB Accounting Standard Codification and the Hierarchy of Generally Accepted Accounting Principles". The Codification is topically based with topics organized by ASC number and updated with Accounting Standards Updates ("ASUs"). ASUs will replace accounting guidance that historically was issued as FASB Statements ("FAS"), FASB Interpretations ("FIN"), FASB Staff Positions ("FSP"), Emerging Issue Task Force ("EITF") or other types of accounting standards. The codification is effective for interim or annual periods ending after September 15, 2009.

        Since the codification did not alter existing U.S. GAAP, our adoption of this standard for the quarter ending September 30, 2009, did not have any impact on our Consolidated Financial Statements, although it changed how we refer to accounting standards under U.S. GAAP.

        In May 2009, the FASB issued a new standard, ASC No. 855, "Subsequent Events", establishing the general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this standard sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement was effective for interim and annual periods ended after June 15, 2009.

        In December 2007, the FASB issued a new accounting standard on business combinations and noncontrolling interests in consolidated financial statements, ASC No. 810 Consolidation, "Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51", which became effective for the Company as of January 1, 2009. This statement requires specific presentation for the noncontrolling interest in a consolidated subsidiary's equity and operations to be reported. Pursuant to the transition provisions of ASC No. 810 Consolidation, the Company retroactively applied the presentation and disclosure requirements.

9.  SUBSEQUENT EVENTS

        On December 4, 2009, the Group and Macy's Inc., one of the premier retailers in the United States, announced their agreement to open additional Sunglass Hut points of sale in approximately 430 Macy's

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

9.  SUBSEQUENT EVENTS (Continued)

department stores in the U.S. Sunglass Hut will be the exclusive operator of Macy's in-store sunglass departments when the rollout is complete. Macy's department stores will be the exclusive U.S. department store with Sunglass Hut locations. Together with the 240 Sunglass Hut departments already operating in Macy's, this new agreement will bring the total number of in-store Sunglass Hut locations to approximately 670. New locations, which will operate as leased departments, will begin rolling out in spring 2010, with completion scheduled for spring 2011.

        On November 27, 2009, the Company and its subsidiary, Luxottica U.S. Holdings Corp., amended the U.S. $150 million short-term bridge loan facility, guaranteed by the Company and its subsidiary Luxottica S.r.l., originally entered into to finance the Oakley acquisition and amended on April 29, 2008. The new terms, among other things, reduce the total facility amount from U.S. $150 million to U.S. $75 million, effective November 30, 2009, and provide for a two year final maturity date of November 30, 2011. The new terms also provide for the repayment of U.S.$25 million on November 30, 2010 and the remaining principal at the final maturity date. As of December 21, 2009, interest accrues at LIBOR (as defined in the agreement) plus 1.90 percent.

        On November 13, 2009, the share buyback program approved at the stockholders' meeting on May 13, 2008 expired. The 2008 program provided for the buyback of a maximum of 18,500,000 of the Company's ordinary shares for a period of 18 months. Under the 2008 program, launched on September 21, 2009, the Company purchased an aggregate amount of 1,325,916 ordinary shares on the Milan Stock Exchange's Mercato Telematico Azionario (MTA) at an average unit price of Euro 17.13, for an aggregate amount of Euro 22,714,251.

        In parallel, the Company's subsidiary, Arnette Optic Illusions, Inc., sold during the same period on the MTA an aggregate amount of 1,177,517 treasury shares, at an average unit price of Euro 17.34, for an aggregate amount of Euro 20,412,346.

        On November 13, 2009, the Company also announced the launch on November 16, 2009, of the new share buyback program approved at the stockholders' meeting on October 29, 2009, which, like the 2008 program, is intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Shares Plan. The 2009 program provides for the buyback of a maximum of 18,500,000 of the Company's ordinary shares currently representing 3.99% of the share capital, for a maximum aggregate amount of Euro 370,000,000, for a period of 18 months from the date of the stockholders' meeting. In parallel with the purchases of shares by the Company, Arnette Optic Illusions, Inc. will sell on the MTA the 5,257,269 Luxottica Group shares it still owned as of November 13, 2009.

        On November 11, 2009, the Company entered into a Euro 300 million Term Facility Agreement, guaranteed by its subsidiaries Luxottica U.S. Holdings and Luxottica S.r.l., with Mediobanca — Banca di Credito Finanziario S.p.A., as agent, and Mediobanca — Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility is November 30, 2012. Interest will accrue at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. On November 30, 2009, the Company borrowed Euro 150 million. Interest accrues at EURIBOR plus a margin of 2.50 percent, as defined in the agreement.

        At a stockholders' meeting on October 29, 2009, the Company's stockholders approved a dividend of Euro 0.22 per ordinary share, resulting in a total dividend payment of Euro 101.8 million. The dividend was paid in Euro to holders of ordinary shares on November 26, 2009. Deutsche Bank Trust Company Americas, the depositary of our ordinary shares represented by American Depositary Receipts (ADRs), paid the dividend in U.S. dollars to ADR holders on December 4, 2009, at the Euro/U.S. dollar exchange rate on November 27, 2009.

ITEM 2. COMMENTS ON FINANCIAL RESULTS FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

        The following discussion should be read in conjunction with the disclosure contained in our Annual Report on Form 20-F for the year ended December 31, 2008, which contains, among other things, a discussion of the risks and uncertainties that could affect our future operating results or financial condition, as well as our significant accounting policies.

OVERVIEW

        We are a leader in the design, manufacturing and distribution of fashion, luxury and sports eyewear operating in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house brands and designer lines of mid- to premium-priced prescription frames and sunglasses and, with the acquisition of Oakley, Inc. ("Oakley") in November 2007, we became a designer, manufacturer and worldwide distributor of performance optics products. Through our retail operations, as of September 30, 2009, we owned and operated 5,623 retail locations worldwide and franchised or licensed an additional 535 locations principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical). At September 30, 2009, our retail operations by geographic region and significant trade names were as follows:

Geographic region	Retail brand	Number of corporate store locations	Number of franchised or licensed locations	Primary product

North America	LensCrafters	955		Prescription
	Pearle Vision	408	368	Prescription
	Sunglass Hut	1,548		Sun
	ILORI	24		Sun
	Sunglass Icon	85	10	Sun
	The Optical Shop of Aspen	23		Prescription
	Oliver Peoples	6	1	Prescription/Sun
	Oakley "O" Stores and Vaults	112		Sun/Apparel
	Licensed Brands:
	Sears Optical	875		Prescription
	Target Optical	333		Prescription

Asia-Pacific	OPSM	324	1	Prescription
	Laubman & Pank	118		Prescription
	Budget Eyewear	80	11	Prescription
	Sunglass Hut	198	5	Sun
	Bright Eyes	56	85	Sun
	Oakley "O" Stores and Vaults	16	1	Sun/Apparel
	Oliver Peoples		1	Prescription/Sun

China and Hong Kong	LensCrafters	243		Prescription
	Sunglass Hut	6		Sun

Europe	Sunglass Hut	70		Sun
	Oakley "O" Stores and Vaults	12	6	Sun/Apparel
	David Clulow	69	5	Prescription/Sun

Africa and Middle East	Sunglass Hut		34	Sun
	Oakley "O" Stores and Vaults		1	Sun/Apparel

Geographic region	Retail brand	Number of corporate store locations	Number of franchised or licensed locations	Primary product

South Africa	Sunglass Hut	58		Sun
	Oakley "O" Stores and Vaults	2		Sun/Apparel

Central and South America	Oakley "O" Stores and Vaults	2	6	Sun/Apparel

        Our net sales include direct sales of finished products manufactured under our house brands or our designer lines to opticians and other independent retailers through our wholesale distribution channels and sales directly to consumers through our retail businesses.

        Demand for our products is largely dependent on the discretionary spending power of the consumers in the markets in which we operate, as well as on our ability to offer products that meet the ever-changing tastes of the mid- to high-end consumers.

        Our results of operations, which are reported in Euro, are subject to currency rate fluctuations particularly between the Euro and the U.S. dollar due to our significant U.S. business. The U.S. dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.5219 in the first nine months of 2008 to Euro 1.00 = U.S. $1.3662 in the first nine months of 2009. Additionally, our results of operations are also susceptible to currency rate fluctuations between the Euro and the Australian dollar ("AUD"), due to our large retail presence in Australia. The Australian dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = AUD 1.6685 in the first nine months of 2008 to Euro 1.00 = AUD 1.8234 in the first nine months of 2009. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have impacted our reported revenues and net income during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact our reported financial results in the future.

The Oakley Merger

        On November 14, 2007, we completed the merger with Oakley, for a total purchase price of approximately U.S.$2.1 billion. Since the consummation of the acquisition, we have begun to implement our strategic integration plan with respect to Oakley. We immediately launched a full portfolio of project tasks, with specific objectives, dedicated joint teams and designated accountabilities to address key integration and synergy areas, with direct significant involvement of our top management.

        We expect that our integration with Oakley will result in synergies in the following areas:

  •
  international wholesale development;

  •
  developments related to specific brands (especially Revo and Arnette);

  •
  sourcing retail operations synergies in the key markets of North America and Asia-Pacific; and

  •
  general and administrative expenses.

        Currently, all integration project activities are proceeding substantially according to the plan. In particular, specific integration tasks have been completed, including the integration of the retail operations in North America, the integration of the Oakley dedicated sales force and marketing within the Luxottica commercial infrastructure in selected European countries and joint sourcing initiatives, while others are in the implementation or detailed planning phase and are expected to be executed within the planned timeframe.

        We expect that the transaction will result in operating synergies, driven by revenue growth and efficiencies. We are currently on schedule to realize the initial estimate of efficiencies.

        The primary factors that may influence our ability to execute our integration plans and realize the anticipated cost savings include:

  •
  difficulty in integrating the newly-acquired business and operations in an efficient and effective manner;

  •
  inability to achieve strategic objectives, cost savings and other benefits from the acquisition;

  •
  difficulty integrating Oakley's human resources systems, operating systems, inventory management systems, and assortment planning systems with our systems; and

  •
  the cultural differences between our organization and Oakley's organization.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in our statements of consolidated income (in thousands of Euro).

	Nine months ended September 30,

	2009	%	2008	%

Net sales	€3,937,233	100.0	€3,965,136	100.0
Cost of sales	1,355,551	34.4	1,313,327	33.1

Gross profit	2,581,681	65.6	2,651,809	66.9
Selling and advertising expense	1,600,965	40.7	1,590,963	40.1
General and administrative expense	474,400	12.0	428,531	10.8

Income from operations	506,317	12.9	632,314	15.9
Other income (expense)—net	(66,834)	1.7	(94,244)	2.4

Income before provision for income taxes	439,482	11.2	538,070	13.6
Provision for income taxes	149,325	3.8	184,289	4.6
Net income	290,157	7.4	353,781	8.9
Less: Net income attributable to noncontrolling interest	10,977	0.3	12,884	0.3

Net income attributable to Luxottica Group Stockholders	€279,180	7.1	€340,897	8.6

        Net Sales.    Net sales decreased by Euro 27.9 million, or 0.7 percent, to Euro 3,937.2 million for the first nine months of 2009 from Euro 3,965.1 million for the same period in 2008. Euro 126.2 million of such decrease is attributable to the decreased sales of the manufacturing and wholesale distribution segment for the nine months ended September 30, 2009 as compared to the same period in 2008, which was partially offset by the increase in the retail distribution segment of Euro 98.4 million. This increase in sales in the retail distribution segment includes positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular due to a stronger U.S. dollar compared to the Euro. The favorable exchange rate fluctuations increased net sales by Euro 195.5 million, primarily in the retail distribution segment.

        Net sales for the retail distribution segment increased by Euro 98.4 million, or 4.2 percent, to Euro 2,430.8 million for the first nine months of 2009 from Euro 2,332.4 million for the same period in 2008. The increase in net sales for the period is attributable to the strengthening of the U.S. dollar against the Euro, which increased net sales for the period by Euro 179.5 million; however, this increase was partially offset by a 6.6 percent decrease in comparable store sales for the North American retail operations, which reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Net sales to third parties in the manufacturing and wholesale distribution segment decreased by Euro 126.2 million, or 7.7 percent, to Euro 1,506.5 million for the first nine months of 2009 from Euro 1,632.7 million for the same period in 2008. This decrease was mainly attributable to decreased sales of most of the designer brands, which was partially offset by increased sales of our RayBan and Oakley brands. These sales volume decreases occurred in almost all our key markets. These negative effects were partially offset by positive currency fluctuations, in particular due to a stronger U.S. dollar compared to the Euro, which caused an increase in net sales to third parties in the manufacturing and wholesale distribution segment of Euro 16.1 million.

        During the first nine months of 2009, net sales in the retail distribution segment accounted for approximately 61.7 percent of total net sales, as compared to approximately 58.8 percent of total net sales for the same period in 2008. This increase in sales as a percentage of total net sales for the retail distribution segment is primarily attributable to: (i) a 7.7 percent decrease in net sales to third parties in our manufacturing and wholesale distribution segment compared to the same period in 2008 and (ii) positive currency exchange rate effects, which more heavily impacted net sales for the retail distribution segment because of the heavy concentration of our retail business in North America where the Euro is not the functional currency.

        During the first nine months of 2009, net sales to third parties in our manufacturing and wholesale distribution segment in Europe was Euro 784.5 million, comprising 52.1 percent of our total net sales in this segment compared to Euro 864.6 million during the same period in 2008, or 53.0 percent of total net sales. The decrease of Euro 80.1 million in the first nine months of 2009 compared to the same period of 2008, constituted a 9.3 percent decrease in net sales to third parties in Europe, due to the global financial crisis that caused reduced consumer demand in this market. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $522.1 million in U.S. dollar terms and comprised 25.4 percent of our total net sales in this segment for the first nine months of 2009, compared to U.S. $577.7 million in the same period of 2008, or 23.2 percent of total net sales. The decrease of U.S. $55.6 million in the first nine months of 2009 compared to the same period in 2008, constituted a decrease, in U.S. dollars, of 9.6 percent in net sales in this segment in the United States and Canada, due to the global financial crisis that caused reduced consumer demand in this market. In Euro, net sales in the United States and Canada increased from the same period in 2008 by 0.7 percent due to the strengthening of the U.S. dollar as compared to the Euro. During the first nine months of 2009, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world was Euro 339.8 million, comprising 22.6 percent of our total net sales in this segment compared to Euro 388.6 million during the same period in 2008, or 23.8 percent of our net sales. The decrease of Euro 48.8 million in the first nine months of 2009 compared to the same period in 2008 constituted a 12.6 percent decrease in this segment in the rest of the world due to the global financial crisis that caused reduced consumer demand in this market.

        During the first nine months of 2009, net sales in our retail distribution segment in the United States and Canada comprised 83.7 percent of our total net sales in this segment as compared to 83.5 percent of our total net sales for the same period in 2008. In U.S. dollars, retail net sales in the United States and Canada decreased by 6.2 percent to U.S. $2,779.6 million for the first nine months of 2009 from U.S. $2,964.0 million for the same period in 2008. In Euro, retail net sales in the United States and Canada increased by 4.5 percent to Euro 2,034.5 million in the first nine months of 2009 from Euro 1,947.5 million for the same period in 2008 mainly due to the strengthening of the U.S. dollar compared to the Euro, which resulted in U.S. dollar appreciation on a significant portion of the retail business generated in U.S. dollars. During the first nine months of 2009, net sales in the retail segment in the rest of the world (excluding the United States and Canada) comprised 16.3 percent of our total net sales in the retail distribution segment and constituted an increase of 3.0 percent to Euro 396.3 million for the first nine months of 2009 from Euro 384.9 million for the same period in 2008.

        Cost of Sales.    Cost of sales increased by Euro 42.2 million, or 3.2 percent, to Euro 1,355.6 million for the first nine months of 2009 from Euro 1,313.3 million for the same period in 2008, mainly due to the impact of fixed costs on declining volumes. As a percentage of net sales, cost of sales increased to 34.4 percent in the first nine months of 2009, as compared to 33.1 percent in the same period in 2008. In the first nine months of 2009, the average number of frames produced daily in our facilities decreased to approximately 203,500, as compared to 220,100 in the same period in 2008, which was attributable to decreased production in both the Italian and Chinese manufacturing facilities because of the overall decrease in demand.

        Gross Profit.    Our gross profit decreased by Euro 70.1 million, or 2.6 percent, to Euro 2,581.7 million for the first nine months of 2009 from Euro 2,651.8 million for the same period in 2008. As a percentage of net sales, gross profit decreased to 65.6 percent for the first nine months of 2009 from 66.9 percent for the same period in 2008, due to the factors noted above for cost of sales.

        Operating Expenses.    Total operating expenses increased by Euro 55.9 million, or 2.8 percent, to Euro 2,075.4 million in the first nine months of 2009 from Euro 2,019.5 million for the same period in 2008. As a percentage of net sales, operating expenses increased to 52.7 percent for the first nine months of 2009 from 50.9 percent for the same period in 2008 primarily due to the increase of selling expenses in the retail distribution segment, mainly driven by occupancy and other fixed costs.

        Selling and advertising expenses (including royalty expenses) increased by Euro 10.0 million, or 0.6 percent, to Euro 1,601.0 million for the first nine months of 2009 from Euro 1,591.0 million for the same period in 2008, primarily due to the increase in selling expenses of Euro 51.1 million which occurred in the retail distribution segment due to currency fluctuation effects, caused by, in particular, a stronger U.S. dollar compared to the Euro. This increase was partially offset by decreases in advertising expenses of Euro 24.2 million and in royalty expenses of Euro 16.8 million. As a percentage of net sales, selling and advertising expenses increased to 40.7 percent for the first nine months of 2009 compared to 40.1 percent for the same period in 2008 attributable to our sales decreases.

        General and administrative expenses, including intangible asset amortization, increased by Euro 45.9 million, or 10.7 percent, to Euro 474.4 million for the first nine months of 2009 from Euro 428.5 million for the same period in 2008. The increase in general and administrative expenses is mainly due to currency fluctuation effects, particularly caused by a stronger U.S. dollar compared to the Euro. As a percentage of net sales, general and administrative expenses increased to 12.0 percent for the first nine months of 2009 compared to 10.8 percent for the same period in 2008.

        Income from Operations.    For the reasons described above, income from operations decreased by Euro 126.0 million, or 19.9 percent, to Euro 506.3 million for the first nine months of 2009 from Euro 632.3 million for the same period in 2008. As a percentage of net sales, income from operations decreased to 12.9 percent in the first nine months of 2009 from 15.9 percent for the same period in 2008.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (66.8) million for the first nine months of 2009 compared to Euro (94.2) million for the same period in 2008. Net interest expense was Euro 64.9 million for the first nine months of 2009 compared to Euro 90.1 million for the same period in 2008, mainly attributable to a decrease of interest rates on our outstanding floating interest rate indebtedness.

        Net Income.    Income before taxes decreased by Euro 98.6 million, or 18.3 percent, to Euro 439.5 million for the first nine months of 2009 from Euro 538.1 million for the same period in 2008. As a percentage of net sales, income before taxes decreased to 11.2 percent for the first nine months of 2009 from 13.6 percent for the same period in 2008. Net income attributable to noncontrolling interests decreased to Euro 11.0 million for the first nine months of 2009 from Euro 12.9 million for the same period in 2008. Our effective tax rate was 34.0 percent for the first nine months of 2009, compared to 34.3 percent for the same period in 2008.

        Net income decreased by Euro 61.7 million, or 18.1 percent, to Euro 279.2 million for the first nine months of 2009 from Euro 340.9 million for the same period in 2008 for the reasons described above. Net income as a percentage of net sales decreased to 7.1 percent for the first nine months of 2009 from 8.6 percent for the same period in 2008.

        Basic earnings per share were Euro 0.61 for the first nine months of 2009 as compared to Euro 0.75 for the same period in 2008. Diluted earnings per share were Euro 0.61 for the first nine months of 2009 compared to Euro 0.74 for the same period in 2008.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in our statements of consolidated income (in thousands of Euro).

	Three months ended September 30,

	2009	%	2008	%

Net sales	€1,223,272	100.0	€1,211,991	100.0
Cost of sales	421,923	34.5	401,940	33.2

Gross profit	801,349	65.5	810,052	66.8
Selling and advertising expenses	505,313	41.3	500,532	41.3
General and administrative expenses	152,372	12.5	114,438	9.4

Income from operations	143,664	11.7	195,081	16.1
Other income (expense)—net	(17,865)	1.5	(34,060)	2.8

Income before provision for income taxes	125,799	10.3	161,021	13.3
Provision for income taxes	40,665	3.3	54,396	4.5
Net income	85,134	7.0	106,625	8.8
Less: Net income attributable to noncontrolling interest	2,031	0.2	2,014	0.2

Net income attributable to Luxottica Group Stockholders	€83,103	6.8	€104,612	8.6

        Net Sales.    Net sales increased by Euro 11.3 million, or 0.9 percent, to Euro 1,223.3 million for the three-month period ended September 30, 2009 from Euro 1,212.0 million for the same period in 2008. Euro 11.6 million of such increase is attributable to the increased sales of the retail distribution segment for the three months ended September 30, 2009 as compared to the same period in 2008 including the positive effects of currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular due to a stronger U.S. dollar compared to the Euro, which was partially offset by the decrease in the manufacturing and wholesale distribution segment of Euro 0.3 million.

        Net sales for the retail distribution segment increased by Euro 11.6 million, or 1.5 percent, to Euro 793.8 million for the three months ended September 30, 2009 from Euro 782.2 million for the same period in 2008. The increase in net sales for the period is primarily attributable to the strengthening of the U.S. dollar against the Euro, which increased net sales for the period by Euro 27.7 million, however, this increase was partially offset by a 3.4 percent decrease in comparable store sales for the North American retail operations.

        Net sales to third parties in the manufacturing and wholesale distribution segment decreased by Euro 0.3 million, or 0.1 percent, to Euro 429.5 million for the three months ended September 30, 2009 from Euro 429.8 million for the same period in 2008. This decrease was mainly attributable to decreased sales of most of the designer brands, which was partially offset by increased sales of our Ray-Ban and Oakley brands. During the three month period ended September 30, 2009, on a geographic market basis, the Company enjoyed a positive performance in the European and emerging markets. In North America, sales were substantially in line with the previous year, while in Japan and Eastern Europe sales were lower compared to the same period last year. These negative effects were partially offset by positive currency fluctuations, in particular due to a stronger U.S. dollar compared to the Euro, which caused an increase in net sales to third parties in the manufacturing and wholesale distribution segment of Euro 0.9 million.

        During the three-month period ended September 30, 2009, net sales in the retail distribution segment accounted for approximately 64.9 percent of total net sales, as compared to approximately

64.5 percent of total net sales for the same period in 2008. This increase in net sales as a percentage of total net sales for the retail distribution segment is primarily attributable to: (i) a 0.1 percent decrease in net sales to third parties in our manufacturing and wholesale distribution segment compared to the same period in 2008 and (ii) positive currency exchange rate effects, which more heavily impacted net sales for the retail distribution segment because of the heavy concentration of our retail business in North America where the Euro is not the functional currency.

        During the three-month period ended September 30, 2009, net sales to third parties in our manufacturing and wholesale distribution segment in Europe was Euro 197.4 million, comprising 46.0 percent of our total net sales in this segment compared to Euro 190.0 million during the same period in 2008, or 44.2 percent of total net sales. The increase of Euro 7.4 million in the three-month period ended September 30, 2009 compared to the same period of 2008, constituted a 3.9 percent increase in net sales to third parties in Europe, due to better performance obtained in most of the European markets such as France, Germany, Spain, Portugal and Italy. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $177.7 million in U.S. dollar terms and comprised 28.8 percent of our total net sales in this segment in the three-month period ended September 30, 2009, compared to U.S. $176.0 million in the same period in 2008, or 27.2 percent of total net sales in this segment. The increase of U.S. $1.7 million for the three-month period ended September 30, 2009 compared to the same period in 2008, constituted an increase, in U.S. dollars, of 1.0 percent in net sales in this segment in the United States and Canada. In Euro, net sales in the United States and Canada increased for the three-month period ended September 30, 2009 from the same period in 2008 by 5.6 percent due to the strengthening of the U.S. dollar as compared to the Euro. During the three-month period ended September 30, 2009, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world was Euro 108.5 million, comprising 25.2 percent of our total net sales in this segment compared to Euro 122.7 million during the same period in 2008, or 28.5 percent of our net sales. The decrease of Euro 14.2 million for the three-month period ended September 30, 2009 compared to the same period in 2008 constituted a 11.6 percent decrease in this segment in the rest of the world due to the global financial crisis that caused reduced consumer demand in this market.

        During the three-month period ended September 30, 2009, net sales in our retail distribution segment in the United States and Canada comprised 82.9 percent of our total net sales in this segment as compared to 83.4 percent of our total net sales for the same period in 2008. In U.S. dollars, retail net sales in the United States and Canada decreased by 3.6 percent to U.S. $946.4 million for the three-month period ended September 30, 2009 from U.S. $981.5 million for the same period in 2008. In Euro, retail net sales in the United States and Canada increased by 0.9 percent from Euro 652.1 million for the three-month period ended September 30, 2008 to Euro 658.2 million for the same period in 2009 mainly due to the strengthening of the U.S. dollar compared to the Euro, which resulted in U.S. dollar appreciation on a significant portion of the retail business generated in U.S. dollars. During the three-month period ended September 30, 2009, net sales in the retail segment in the rest of the world (excluding the United States and Canada) comprised 17.1 percent of our total net sales in the retail distribution segment and constituted an increase of 4.2 percent to Euro 135.6 million for the three-month period ended September 30, 2009 from Euro 130.1 million for the same period in 2008, or 16.6 percent of net sales in the segment.

        Cost of Sales.    Cost of sales increased by Euro 20.0 million, or 5.0 percent, to Euro 421.9 million for the three-month period ended September 30, 2009 from Euro 401.9 million for the same period in 2008, primarily attributable to the strengthening of the U.S. dollar as compared to the Euro. As a percentage of net sales, cost of sales increased to 34.5 percent for the three-month period ended September 30, 2009, as compared to 33.2 percent for the same period in 2008, mainly due to a decrease in the average selling price. In the three-month period ended September 30, 2009, the average number of frames produced daily in our facilities increased to approximately 215,000, as compared to 211,100 for the same period in 2008, which was attributable to increased production in the Chinese manufacturing facilities because of the overall increase in demand.

        Gross Profit.    Our gross profit decreased by Euro 8.8 million, or 1.1 percent, to Euro 801.3 million for the three-month period ended September 30, 2009 from Euro 810.1 million for the same period in 2008. As a percentage of net sales, gross profit decreased to 65.5 percent for the three-month period ended September 30, 2009 from 66.8 percent for the same period in 2008, due to the factors noted above for cost of sales.

        Operating Expenses.    Total operating expenses increased by Euro 42.7 million, or 6.9 percent, to Euro 657.7 million for the three-month period ended September 30, 2009 from Euro 615.0 million for the same period in 2008. As a percentage of net sales, operating expenses increased to 53.8 percent for the three-month period ended September 30, 2009 from 50.7 percent for the same period in 2008 primarily due to the increase of general and administrative expenses, mainly driven by increased non-cash stock option compensation expenses and other non-recurring items which occurred in the quarter as described in the following paragraphs.

        Selling and advertising expenses (including royalty expenses) increased by Euro 4.8 million, or 1.0 percent, to Euro 505.3 million for the three-month period ended September 30, 2009 from Euro 500.5 million for the same period in 2008, primarily due to the increases in selling expenses of Euro 8.3 million partially offset by the decrease in royalty expenses of Euro 2.5 million and advertising expenses of Euro 1.2 million. The increase of selling expenses is due to currency fluctuations, in particular due to a stronger U.S. dollar compared to the Euro. As a percentage of net sales, selling and advertising expenses remained flat at 41.3 percent for the three-month period ended September 30, 2009 compared to the same period in 2008.

        General and administrative expenses, including intangible asset amortization, increased by Euro 37.9 million, or 33.2 percent, to Euro 152.4 million for the three-month period ended September 30, 2009 from Euro 114.4 million for the same period in 2008. The increase in general and administrative expenses is mainly due to (i) an increase in non-cash stock option compensation expenses of Euro 5.4 million for the three-month period ended September 30, 2009 compared to a reduction of Euro 10.1 million in the same period of 2008, (ii) a one-time benefit from insurance proceeds of Euro 6.2 million which occurred in the three-month period ended September 30, 2008; and (iii) currency fluctuation effects, in particular due to a stronger U.S. dollar compared to the Euro. As a percentage of net sales, general and administrative expenses increased to 12.5 percent for the three-month period ended September 30, 2009 compared to 9.4 percent for the same period in 2008.

        Income from Operations.    For the reasons described above, income from operations decreased by Euro 51.4 million, or 26.4 percent, to Euro 143.7 million for the three-month period ended September 30, 2009 from Euro 195.1 million for the same period in 2008. As a percentage of net sales, income from operations decreased to 11.7 percent for the three-month period ended September 30, 2009 from 16.1 percent for the same period in 2008.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (17.9) million for the three-month period ended September 30, 2009 compared to Euro (34.1) million for the same period in 2008. Net interest expense was Euro 20.0 million for the three-month period ended September 30, 2009 compared to Euro 31.6 million for the same period in 2008, mainly attributable to a decrease of interest rates on our outstanding floating interest rate indebtedness.

        Net Income.    Income before taxes decreased by Euro 35.2 million, or 21.9 percent, to Euro 125.8 million for the three-month period ended September 30, 2009 from Euro 161.0 million for the same period in 2008. As a percentage of net sales, income before taxes decreased to 10.3 percent for the three-month period ended September 30, 2009 from 13.3 percent for the same period in 2008. Net income attributable to noncontrolling interests remained flat at Euro 2.0 million for the three-month period ended September 30, 2009 and for the same period in 2008. Our effective tax rate was 32.3 percent for the three-month period ended September 30, 2009, compared to 33.8 percent for the same period in 2008.

        Net income decreased by Euro 21.5 million, or 20.6 percent, to Euro 83.1 million for the three-month period ended September 30, 2009 from Euro 104.6 million for the same period in 2008 for the reasons described above. Net income as a percentage of net sales decreased to 6.8 percent for the three-month period ended September 30, 2009 from 8.6 percent for the same period in 2008.

        Basic earnings per share were Euro 0.18 for the three-month period ended September 30, 2009 as compared to Euro 0.23 for the same period in 2008. Diluted earnings per share were Euro 0.18 for the three-month period ended September 30, 2009 compared to Euro 0.23 for the same period in 2008.

BALANCE SHEET DISCUSSION

Our Cash Flows

        Operating Activities.    Our cash provided by operating activities was Euro 652.5 million and Euro 495.0 million for the first nine months of 2009 and 2008, respectively. The Euro 157.5 million increase for the first nine months of 2009 as compared to the same period in 2008 was primarily attributable to better performance by the Group on all components of working capital.

        Depreciation and amortization was Euro 214.6 million for the first nine months of 2009 compared to Euro 196.3 million for the same period in 2008. Non-cash stock-based compensation expenses were Euro 11.9 million for the first nine months of 2009 compared to Euro 12.9 million for the same period in 2008. The change in accounts receivable was Euro 3.3 million for the first nine months of 2009 compared to Euro 18.8 million for the same period in 2008. The change is mainly due to the improvement of the Company's days-of-sales-outstanding in addition to a slight reduction in sales recorded in the first nine months of 2009 as compared to the same period in 2008. The inventory change was Euro 43.1 million for the first nine months of 2009, compared to Euro (26.3) million for the same period in 2008. The change is mainly due to the improvement in production planning, which was implemented in 2008, which aligned stock on hand and volumes of sales, and therefore optimized the inventory levels. The change in accounts payable was Euro (41.1) million for the first nine months of 2009 compared to Euro (81.4) million for the same period in 2008. The difference was primarily attributable to improved timing of payments. The change in prepaid expenses and other was Euro 132.3 million for the first nine months of 2009 as compared to Euro 47.9 million for the same period in 2008. The change is mainly due to the collection of certain U.S. tax receivables for approximately Euro 47.6 million and the utilization of tax prepayments of Euro 73.2 to offset the tax payments which came due during the first nine months of 2009. The change in income taxes payable was Euro 0.6 million for the first nine months of 2009 as compared to Euro 24.1 million for the same period in 2008. The difference is mainly due to the advances for taxes paid in 2008 by certain of our Italian subsidiaries, which were used in the current year and offset the tax payable as of September 2009.

        Investing Activities.    Our cash used in investing activities was Euro (167.4) million for the first nine months of 2009 as compared to Euro (237.9) million for the same period in 2008. The cash used in investing activities mainly consists of capital expenditures which primarily relate to the investment in IT infrastructure, in the opening, remodeling and relocation of stores in the retail distribution segment and in the acquisition of a 40 percent participation in Multiopticas Internacional S.L.

        Financing Activities.    Our cash used in financing activities for the first nine months of 2009 and 2008 was Euro (441.9) million and Euro (250.7) million, respectively. Cash provided by/(used in) financing activities for the first nine months of 2009 consisted primarily of the proceeds of Euro 535.0 million from long-term debt borrowings and Euro (912.7) million used to repay long-term debt expiring during the first nine months of 2009. Cash provided by/(used in) financing activities for the first nine months of 2008 consisted primarily of the proceeds of Euro 806.7 million from long-term debt borrowings and Euro (831.5) million in cash used to repay long-term debt expiring during the first nine months of 2008, in addition to the payment of dividends of Euro (223.6) million.

        We have relied primarily upon internally generated funds, trade credit and bank borrowings to finance our operations and expansion. So far, we have not seen a worsening of our credit conditions or any limitation on the availability of our credit facilities as a consequence of the global financial crisis. We continue to monitor how the credit crisis evolves in order to implement appropriate action plans in case needed.

        Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by us and certain of our subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries' agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. We use these short-term lines of credit to satisfy our short-term cash needs.

        Our total net indebtedness was Euro 2,414.1 million as of September 30, 2009. Available additional borrowings under credit facilities as of such date were Euro 660.5 million.

        On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300.0 million of senior unsecured guaranteed notes, issued in three series (Series A, Series B and Series C). The Series A and Series B Notes matured on September 3, 2008 and have been re-paid in full. The Series C Notes mature on September 3, 2010 and accrue interest at 4.45 percent per annum. The Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by us and our subsidiary Luxottica S.r.l., the Company's wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The Notes contain certain financial and operating covenants. As of September 30, 2009, we were in compliance with all of the applicable covenants, including calculations of financial covenants.

        On June 3, 2004, we and our subsidiary U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740.0 million and U.S. $325.0 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available borrowings, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2008, we exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A was a Euro 405.0 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45.0 million beginning in June 2007, which was to be used for general corporate purposes, including the refinancing of our existing debt as it matures. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325.0 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole National. Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a revolving credit facility of Euro 725.0 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and re-borrowed with all outstanding balances maturing in March 2013. On September 30, 2009, Euro 435.0 million had been drawn from Tranche C by Luxottica Group S.p.A. We can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on September 30, 2009 was 0.925 for Tranche B and 0.845 percent on Tranche C amounts borrowed in Euro. This credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of September 30, 2009. As of September 30, 2009, Euro 657.2 million was borrowed under this credit facility.

        In June 2005, we entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405.0 million with various banks which began to decrease by Euro 45.0 million every three months beginning on June 3, 2007 ("Club Deal Swaps"). These Club Deal Swaps expired on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above.

        During the fourth quarter of 2007, we entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These Tranche B Swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.62 percent per annum.

        To finance the acquisition of Oakley, on October 12, 2007, we and our subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a Term Loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. We exercised the first option to extend the final maturity of this facility by one year to October 12, 2013. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1.0 billion, borrowed by U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500.0 million, which we borrowed. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time.

        The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on our ratio of net debt to EBITDA, except for the period between the date of the first utilization date and the calculation of the covenants for the first six months of 2008, for which the spread was fixed to 40 basis points. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.40 percent (0.905 percent for Facility D and 0.70 percent for Facility E on September 30, 2009). The final maturity of the credit facility is October 12, 2013. This credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of September 30, 2009. U.S. $1.5 billion was borrowed under this credit facility as of September 30, 2009.

        During the fourth quarter of 2007, we entered into ten interest rate swap transactions with an aggregate initial amount of U.S. $500.0 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum.

        During the fourth quarter of 2008 and January 2009, we entered into fourteen interest rate swap transactions with an aggregate initial notional amount of U.S. $700.0 million with various banks which begin to decrease by U.S.$ 50.0 million every three months beginning on April 12, 2011 ("Tranche D Swaps") which matches the scheduled maturity of the hedged debt. These swaps will expire on October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.423 percent per annum.

        On April 29, 2008, we and our subsidiary U.S. Holdings entered into an amendment and transfer agreement to the U.S. $500.0 million short-term bridge loan facility previously entered into to finance the Oakley acquisition. The Bridge Loan Facility is guaranteed by us and our subsidiary Luxottica S.r.l. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500.0 million to U.S. $150.0 million, effective on July 1, 2008, and provided for a final maturity date that is 18 months from the effective date of the agreement. From July 1, 2008, interest accrues at LIBOR (as defined in the agreement) plus 0.60 percent (0.854 percent as of September 30, 2009). As of September 30, 2009, U.S. $150.0 million was borrowed under this facility.

        In April 2008, we entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility is an 18-month revolving credit facility that provides borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility can be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. We could select interest periods of one, three or six months. In June 2009, we renegotiated this credit facility. The new facility consists of a 2 year unsecured credit facility that is a revolving loan that provides borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 1.90 percent (2.358 percent as of September 30, 2009). We can select interest periods of one, three or six months. The final maturity of the credit facility is July 13, 2011. As of September 30, 2009, Euro 150.0 million was borrowed under this facility.

        On May 29, 2008, we entered into a Euro 250.0 million revolving credit facility, guaranteed by our subsidiary, U.S. Holdings, with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility will require repayment of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, and a repayment of Euro 40.0 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.429 percent as of September 30, 2009). As of September 30, 2009, Euro 250.0 million was borrowed under this credit facility.

        In June and July 2009, we entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.25 percent per annum.

        On July 1, 2008, our subsidiary U.S. Holdings closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). The principal amounts of Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. Series A Notes mature on July 1, 2013, Series B Notes mature on July 1, 2015 and Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The proceeds from the Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility which expired July 1, 2008. In addition, we extended the amended Bridge Loan of U.S. $150 million for a further 18 months starting from July 1, 2008.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On December 4, 2009, we announced the agreement with Macy's Inc., one of the premier retailers in the United States to open additional Sunglass Hut points of sale in approximately 430 Macy's department stores in the U.S. See Item 1—"Condensed Note 9—Subsequent Events".

        On November 27, 2009, we and our subsidiary Luxottica U.S. Holdings Corp. amended our U.S. $150 million short-term bridge loan facility, guaranteed by us and our subsidiary Luxottica S.r.l., originally entered into to finance the Oakley acquisition. See Item 1—"Condensed Note 9—Subsequent Events".

        On November 11, 2009, we entered into a Euro 300 million Term Facility Agreement, guaranteed by our subsidiaries Luxottica U.S. Holdings and Luxottica S.r.l. See Item 1—"Condensed Note 9—Subsequent Events".

        At a stockholders' meeting on October 29, 2009, our stockholders approved a dividend of Euro 0.22 per ordinary share, resulting in a total dividend payment of Euro 101.8 million. See Item 1—"Condensed Note 9—Subsequent Events".

        At the same stockholders' meeting, our stockholders approved a new buyback program for up to a maximum of 18,500,000 ordinary shares, currently representing 3.99 percent of our share capital, for a maximum value of Euro 370,000,000. The new authorization is valid for 18 months from the date of the meeting. Like the 2008 program approved at the stockholders' meeting of May 29, 2008, the 2009 program is intended to provide us with treasury shares to efficiently manage our share capital and to implement our Performance Shares Plan. For information on the shares purchased under the two buyback programs, see Item 1—"Condensed Note 9—Subsequent Events".

        On August 17, 2009, we signed an agreement with Myer, Australia's largest department store group and a leader in the Australian retail market, to roll out a unique retail concept to all 65 Myer stores across Australia. As part of the agreement, specially designed Sunglass Hut store concepts were introduced to 27 Myer stores as of December 22, 2009. We expect to roll out this concept to another 3 existing Myers stores in the first half of 2010. An additional 35 non-Sunglass Hut branded concepts were introduced to the remaining 35 Myer stores as of December 21, 2009, also managed by Sunglass Hut.

        We and our subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on our business, financial position or operating results. See Item 3—"Key Information—Risk Factors" in our annual report on Form 20-F for our fiscal year ended December 31, 2008.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the poor current global economic conditions on our business, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

        The officer responsible for preparing the company's financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this report corresponds to the document results, books and accounting records.

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
HAAR - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBOA - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
URTENEN, SCHÖNBÜHL - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 SUNGLASS HUT (UK) LIMITED
LONDON - UK

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

LUXOTTICA ExTrA LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 AVANT-GARDE OPTICS, LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC
TORONTO - ONTARIO (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
TORONTO - ONTARIO (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA DO BRASIL LTDA
SÃO PAULO - BRASIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
JOHANNESBURG - SOUTH AFRICA

 RAYBAN SUN OPTICS INDIA LTD
BHIWADI - INDIA

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
Dated: December 22, 2009	By:	/s/ ENRICO CAVATORTA ENRICO CAVATORTA CHIEF FINANCIAL OFFICER